Exhibit 99.1

Enerplus Announces Closing of Senior Unsecured Notes

CALGARY, May 15, 2012 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce the closing of our previously announced offering of senior unsecured notes which were issued on a private placement basis in the United States and Canada (the "Private Placement") in an aggregate principal amount of approximately US$405 million.

The notes were issued in three separate tranches as follows:

•	US$355 million at 4.40% with a 12 year amortizing term with principal payments required in five equal annual installments beginning in 2020;
•	US$20 million at 4.40% with a 10 year bullet term; and
•	CDN$30 million at 4.34% with a 7 year bullet term.

The notes are unsecured and rank equally with our bank credit facility and other outstanding senior notes. The proceeds were used to repay advances on our bank credit facility.

Citigroup Global Markets Inc. acted as the exclusive placement agent in connection with the Private Placement.  The notes issued pursuant to the Private Placement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

%CIK: 0001126874

For further information:

Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 18:40e 15-MAY-12